Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 18, 2011

VIA EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 1, 2011
File No. 333-175800

Dear Ms. Long:

On behalf of our client, Momentive Performance Materials Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement and Amendment No. 2 reflects updates in response to the oral comments received from the staff of the Commission and certain other updates.

Should you have any questions regarding Amendment No. 2, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or the undersigned at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Douglas A. Johns, General Counsel

douglas.johns@momentive.com

Momentive Performance Materials, Inc.

David S. Huntington, Partner

dhuntington@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP